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[WACHTELL, LIPTON, ROSEN & KATZ LETTERHEAD]

February 10, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re:	Schedule TO/Schedule 13e-3
Relating to Publicis Groupe S.A.

Ladies and Gentlemen:

On behalf of Publicis Groupe S.A., a société anonyme organized under the laws of the Republic of France (the "Company"), we are submitting for filing Amendment No. 2 to the Company's Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO (the "Schedule TO"). The Schedule TO relates to the Company's offer to purchase any and all of its issued and outstanding equity warrants (the "Offer").

Please note that the filing fee for the Offer was previously paid upon the initial filing of the Schedule TO.

WACHTELL, LIPTON, ROSEN & KATZ

Securities and Exchange Commission
February 10, 2006

If you have any questions regarding this filing, please contact Elliott V. Stein at (212) 403-1228, or me at (212) 403-1331, both of this office, as counsel to the Company.

Very truly yours,
/s/ Joshua R. Cammaker
Joshua R. Cammaker

cc:            Jean-Michel Etienne
                                Publicis Groupe S.A.

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WACHTELL, LIPTON, ROSEN KATZ LETTERHEAD